UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                             GOODMARK FOODS INC.
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                 382387108
                               (CUSIP Number)

CUSIP   382387108                                                   Page 2 of 4

Item 1. NAME OF REPORTING PERSON

                    Schwerin Boyle Capital Management, Inc.
                    IRS 04-3057484

Item 4. CITIZENSHIP OR PLACE OF ORGANIZATION

                    Schwerin Boyle is a Massachusetts (USA) corporation.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

Item 5. SOLE VOTING POWER                                    50,000
Item 6. SHARED VOTING POWER                                     -0-
Item 7. SOLE DISPOSITIVE POWER                              708,300
Item 8. SHARED DISPOSITIVE POWER                                -0-


Item 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    708,300

Item 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     10.14%

Item 12. TYPE OF REPORTING PERSON

                                     IA, CO

Item 1.

     (a) Name of Issuer: GoodMark Foods, Inc.

     (b) Address of Issuer's Principal Executive Offices:

                   6131 Falls of Neuse Rd., Raleigh, NC 27609

Item 2.

     (a) Name of Person Filing:

         Schwerin Boyle Capital Management, Inc. (hereinafter, Schwerin Boyle)

     (b) Address of Principal Business Office or, if none, Residence:

         Schwerin Boyle is a Massachusetts corporation whose principal business address is 1391 Main St., Springfield, MA 01103.

     (c) Citizenship:

         Schwerin Boyle is a Massachusetts (USA) corporation.

     (d) Title of Class of Securities:  Common

     (e) CUSIP Number:   382387108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

     (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership

     (a) Amount Beneficially Owned:                                      708,300

     (b) Percent of Class:                                                10.14%

     (c) Number of Shares as to which such person has:

        (i) sole power to vote or direct the vote:                        50,000
        (ii) shared power to vote or direct the vote:                        -0-
        (iii) sole power to dispose or to direct the disposition of:     708,300
        (iv) shared power to dispose or to direct the disposition of:        -0-

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                  N/A

Item 8. Identification and Classification of Members of the Group

                                  N/A

Item 9. Notice of Dissolution of Group

                                  N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                       Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: February 10, 1998

                                       Signature:

                                       /s/ M. Eleanor Murphy

                                       M. Eleanor Murphy, Vice President